June 21, 2010

Via Facsimile (202) 531-3790 and EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	American Beverage Company - AmBev (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2009 Filed April 21, 2010 File No. 001-15194

Dear Mr. Reynolds:

This letter responds to your letter dated May 28, 2010 in connection with the above-referenced file. To facilitate your review, we have reproduced your comment in italics below and have provided our response immediately following your comment. Capitalized terms used herein without definition have the meanings given them in our annual report on Form 20-F for the year-ended December 31, 2009 (the “2009 20-F”).

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5 – Operating and Financial Review and Prospects

Off-Balance Sheet Arrangements, page 67

1.
We note you have a number of off-balance sheet arrangements “which have been disclosed elsewhere in this annual report.” Please identify all of your off-balance sheet arrangements and advise us where the disclosures required by Item 5.E. of Part I of the instructions to Form 20-F are located in the annual report. In future filings, you should provide the relevant cross reference if the Item 5.E. disclosures are located elsewhere in your annual report.

We advise the Staff supplementally that in our annual report filed on Form 20-F, we have identified under Item 5.E. (page 67) the total amount of off-balance sheet arrangements being R$3,634.9 million as of December 31, 2009, related primarily to industrial and distribution system investments, which mainly include future commitments with suppliers related to packaging and raw materials, as set forth below:

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526

In Thousand R$
Purchase commitments re. property, plant and equipment	38.650
Purchase commitments re. foreign currency	378.343
Purchase commitments re. raw materials	457.600
Purchase commitments re. others	106.419
Purchase commitments re. packaging materials	2.653.840
3.634.852

Furthermore, we advise the Staff that off-balance sheet arrangements are referenced in our Form 20-F under Item 4.B., page 38 - “Sources and Availability of Raw Materials” and page 40 - “Packaging” and under Item 17, Note 30, page F-71 – “Contractual commitments to purchase property, plant and equipment”.

While we believe the disclosure of our off-balance sheet arrangements is conducive to investor understanding, both because we disclosed the total amount of off-balance sheet arrangements and also disclosed throughout our Form 20-F their types (as discussed in the preceding paragraph), we agree to provide in future Exchange Act filings the relevant cross-references within Item 5.E. off-balance sheet arrangements, to the extent they are located elsewhere in the annual report.

Item 15 – Controls and Procedures

Disclosure Controls and Procedures, page 134

2.
We note your disclosure that “even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the level of assurance of your disclosure controls and procedures.

We advise the Staff supplementally that in future Exchange Act filings disclosure will be added to clarify that the Company’s “disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives,” followed by the conclusions of the CEO and CFO.  We confirm that the “controls and procedures” language found on our Form 20-F for the year ended December 31, 2009 was intended to convey the same meaning.

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526

Management’s Annual Report on Internal Control Over Financial Reporting, page 134

3.
We note your disclosure that there were no changes in your internal controls over financial reporting during the period covered by your annual report. In light of the error identified in your annual report related to diluted earnings per share for the fiscal years ended December 31, 2008 and 2007, please provide us with a discussion of the remediation plans implemented by management to address this error, tell us how these changes affected your internal controls over financial reporting and clarify the impact of these errors on your effective conclusions reached at December 31, 2008 and 2007.

We advise the Staff supplementally that the error identified by management was a clerical one, involving the counting of the number of shares outstanding following a share split.  After thoughtful consideration and analysis under SAB 99, management concluded that this error was not material to investors because, among other things, there have been no misstatements to net income or shareholders’ equity, and the diluted earnings per share figures disclosed in 2008 and 2007 were less favorable than corrected ones.  Further, we concluded that, given their immateriality, such error does not change our effective conclusions reached at December 31, 2008 and 2007.

Additionally, management considers that such error reflected only a minor deficiency in our controls which we have addressed by adding another layer of review.  We do not consider this error or this change in our controls to be significant.

Consolidated Financial Statements

General

4.
We note you restated your financial statements to correct errors related to diluted earnings per share for the fiscal years ended December 31, 2008 and 2007.  Please revise the face of your income statements to clearly indicate these amounts have been restated.

We advise the Staff supplementally that, as disclosed in Footnote 34 to our financial statements included in our annual report filed on Form 20-F (the “2009 Financial Statements”), subsequent to the issuance of our financial statements for the year ended December 31, 2008 management identified an error in the calculation of the weighted average number of shares (diluted) for 2008 and 2007 (comparative information).  In each case, the error caused an understatement of diluted earnings per share for the relevant period because the denominator (number of shares) was incorrect, rather than the numerator (net income). The error did not impact net income or shareholders’ equity and based on our analysis of relevant quantitative and qualitative factors, we concluded that our 2008 and 2007 financial statements were not materially misstated.  Accordingly, we corrected the error prospectively by revising the previously-issued financial statements in our 2009 Financial Statements.

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526

As set forth in Footnote 34 to the Financial Statements, we describe the error and in tabular form specify the relevant EPS (diluted) both as “previously disclosed” and as “corrected”.  We believe our disclosure communicates effectively and transparently the nature and impact of the error.

In our future Exchange Act filings we propose to adopt the Staff’s comments by clarifying on the face of our income statements where applicable that the diluted earnings per share amounts have been revised, and adding a similar notation to the relevant tables in Footnote 22, including a cross-reference to the complete description in Footnote 34.

5.
We note that you have reported a line item for Special Items on the face of your income statement and, as further disclosed on F-35, this line item includes Restructuring: Assets disposals, Labatt brands indemnity; Merger and acquisition activities (M&A), and disputes.  Please explain in greater detail why these income and expense items are considered Special Items and why you believe they are different from the type of activities and transactions in which you engage during the normal course of conducting your operations.  Refer to paragraphs 85 and 86 of IAS 1.

We advise the Staff supplementally that in future Exchange Act filings, additional disclosure will be added to expand the description of our accounting policy to indicate management’s considerations in evaluating special items.

Special items represent significant events or transactions of the Company for which additional information is considered relevant to users in order to obtain a better understanding of our financial performance.  Given the nature or size of such items, we believe such items should be disclosed separately, pursuant to IAS 1R paragraph 85.  Our evaluation of whether an event or transaction is special is based primarily on three criteria: (1) the nature of the event or transaction, (2) the income statement impact of the event or transaction and (3) other qualitative measures that may impact a reader’s ability to understand the impact of such events on continuing operations, such as frequency or predictability of occurrence, the impact on comparability, trends or other key ratios.  As an example, restructuring activities or business and asset disposals may give rise to special items on the basis that these types of events or transactions differ in frequency, the potential for gain or loss, and predictability of occurrence.

In future filings, we propose to expand the disclosure with respect to special items as follows:

“Special items are those that in management’s judgment need to be disclosed by virtue of their size or incidence.  In determining whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss.  These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements.  Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments.”

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526

Notes to the Consolidated Financial Statements

General

6.
We note you classified expenses by function in your consolidated statements of income. Please tell us how you considered the additional disclosures required by paragraphs 104 – 105 of IAS 1.

We advise the Staff supplementally that we have reported expenses recognized in our consolidated statements of income using a classification based on function on the basis that we believe this presentation provides reliable and relevant information about the results of our business to users.  We considered the requirements of IAS 1 paragraphs 104 and 105 during our preparation of our consolidated financial statements and related notes thereto, and believe we are in compliance with such requirements.  With respect to paragraph 104 of IAS 1, we disclose additional information on depreciation, amortization and impairment charges in note 9 Additional Information on Operating Expenses by Nature (page F-36), and additional information on employee benefits expenses in notes 8 Payroll and Related Benefits (page F-36) and 24 Employee Benefits (page F-57). Additionally, we disclose in note 17 Inventories (page F-46) the amount of inventories recognized as expenses.  With respect to paragraph 105 of IAS 1, we believe our current presentation provides the reader with more relevant information as it relates to our business and the industry.

Note 7 – Special Items. F-35

7.
We note that you recognized a gain of R$239.4 million related to licensing the manufacture and sale of Labatt branded products in the United States to KPS Capital Partners, LP.  Please provide us with a discussion of the nature of this gain and an analysis of the related authoritative literature supporting your position.

We advise the Staff supplementally that this gain results from the indemnification received by AmBev from Anheuser-Busch InBev N.V./S.A. (“A-B InBev”) (its controlling shareholder) as adequate compensation in accordance with a formula set forth in an indemnification agreement entered into with AmBev due to the determination by the U.S. Department of Justice that the Labatt family brands in the U.S. (owned by AmBev’s subsidiary Labatt Brewing Company Limited (“Labatt”)) be transferred to an independent third party (KPS Capital Partners, LP) as a condition for its approval of A-B InBev’s acquisition of Anheuser-Busch, Inc..  Accordingly, we believe that the specific set of facts and circumstances that led to this gain clearly differ from the type of activities and transactions in which we engage during the normal course of conducting our operations   Additionaly, since an increase in future economic benefits relating to an increase in an asset had arisen that could be measured reliably, the criteria for income recognition under the Company's accounting policy and in accordance with paragraphs 92 and 93 of the Framework for Preparation and Presentation of Financial Statements, as issued by International Accounting Standards Board (IASB Framework), had been met.  In future Exchange Act filings, the description of these facts will be clarified.

* * * * * * *

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526

In connection with responding to your comment letter, the Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)
Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please do not hesitate to contact Nelson José Jamel at +55 11 2122-1508, or Pedro de Abreu Mariani at +55 11 2122-1374, or by fax at +55 11 2122-1529.

Very truly yours,

Companhia de Bebidas das Américas - AmBev

By:	/s/ Nelson José Jamel
Name: Nelson José Jamel
Title: Chief Financial Officer

By:	/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani
Title: General Counsel

cc:	Ethan Horowitz Division of Corporation Finance Brian Bhandari Division of Corporation Finance Edwin S. Kim Division of Corporation Finance Kevin Kelley Gibson, Dunn & Crutcher LLP

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526